

February 3, 2010

By U. S. Mail and facsimile to (917) 369-2418

Mr. Robert S. Hull
Chief Financial Officer
GMAC INC.
1177 Avenue of the Americas
16th Floor
New York, New York 10036

> **Re:** **GMAC INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 001-03754**

Dear Mr. Hull:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Hugh West
Branch Chief